ArcelorMittal and SAIL sign MoU on
automotive steel joint venture in India

22 May 2015 - ArcelorMittal, the world’s leading steel and mining company, and the Steel Authority of India Limited (‘SAIL’), India’s leading steel company, today, signed a Memorandum of Understanding (‘MoU’) to set up an automotive steel manufacturing facility under a Joint Venture (‘JV’) arrangement in India.

The MoU was signed in London today by Mr. Lakshmi Mittal, Chairman and CEO of ArcelorMittal, and Mr. C.S. Verma, Chairman of SAIL. Mr. Rakesh Singh, Secretary to the Government of India, Ministry of Steel and Mr. Aditya Mittal, ArcelorMittal CFO and CEO ArcelorMittal Europe, were also present.

The MoU is the first step of a process to establish a JV between the two companies. The proposed JV will construct a state-of-the-art cold rolling mill and other downstream finishing facilities in India that will offer technologically advanced steel products to India’s rapidly growing automotive sector. India is forecast to become the world’s fourth largest automobile manufacturing nation by 2020, growing from approximately 3.5 million units today to over 7 million units1. In response to the level of demand, and supported by the Indian Government’s ‘Make In India’ programme, which has been designed to transform India into a global manufacturing hub, automotive manufacturers have been establishing an increased presence in the country.

Commenting on the announcement, Mr. Rakesh Singh, Steel Secretary to the Government of India, said: “Increasing the availability of indigenously produced automotive steel would reduce India’s reliance on imports and provide the Indian steel industry and the automotive industry with a sustainable competitive advantage. India is expected to grow as a hub for automobile export manufacturing facilities to cater to the international market. This proposed collaboration between ArcelorMittal and SAIL is a positive and welcome step towards fulfilling the objectives of the ‘Make in India’ campaign launched by Hon’ble Prime Minister, Narendra Modi.”

Mr. Mittal, Chairman and CEO, ArcelorMittal, said: “We have been in discussions with SAIL for some time and today’s signing signals our intention to further advance our collaboration. Bringing together our leading automotive technological capabilities with SAIL’s production scale in India, in a similar manner to ArcelorMittal’s partnership with Hunan Valin on our VAMA joint venture in China, is an exciting and powerful combination. The automotive sector is a highly strategic and important market for ArcelorMittal; establishing an automotive focussed production presence in India, one of the world’s fastest growing automotive markets, is a natural progression in executing our global automotive strategy.”

Mr. C.S. Verma, Chairman, SAIL, added: “SAIL is on the verge of completing a comprehensive modernisation and expansion program to increase its hot metal capacity from 14 million tons per annum

(MTPA) to 23.5 MTPA, with a quantum jump in production of value added steels. Furthermore, we have drawn up a Vision 2025 plan to further increase capacity to 50 MTPA. Product enrichment is an integral part of this plan and the MoU with ArcelorMittal will pave the way for a new chapter in the indigenous production of high-quality automotive steel in India. It will also aid a broader effort by SAIL to help fulfil the high-quality steel requirements of the rapidly growing infrastructure and manufacturing sectors in India.”

The combination of significant demand growth and limitations in India’s existing domestic automotive steel production capabilities provides a compelling opportunity for both ArcelorMittal and SAIL. In the coming months, a working group with representatives from both companies will work on evaluating a structure for the proposed JV and carry out feasibility studies as part of a comprehensive due diligence process.

ArcelorMittal is the world’s leading steel supplier to the global automotive sector, with a market share of approximately 17 per cent. In 2014, the company shipped over 13 million tonnes of steel to automotive customers globally, resulting in revenues in excess of $12 billion. The company has a proven track record of delivering innovative solutions to global automotive manufacturers, with six of its 12 research and development laboratories across the globe dedicated to developing new steels for auto manufacturers, focusing on: optimising the weight and cost of vehicles; helping auto manufacturers to meet stretching carbon emission targets; and ensuring high standards of safety. Recent innovations include the group’s S-in-motion® range of steel solutions, applying advanced high-strength steels that can collectively reduce a vehicle’s weight by up to 23 per cent and reduce carbon emissions by 14 per cent during a vehicle’s use phase. ArcelorMittal’s global footprint for automotive steels was recently expanded through the acquisition of AM/NS Calvert in 2014, a state-of-the-art finishing facility located in Southern USA that is servicing the growing NAFTA automotive market, and the opening of VAMA, a joint venture with Hunan Valin that established an inaugural production presence in China. VAMA produces high-strength automotive steel in China, the world’s largest and fastest growing automotive market.

1 Source: LMC Automotive Limited